2831 St. Rose Parkway

Suite # 297

Henderson, NV 89052

415-990-8141

www.maptelligent.com

Kevin Dougherty

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Maptelligent, Inc.
Offering Statement on Form 1-A
Filed: February 2, 2021
File No. 024-11435

May 20, 2021

Dear Mr. Dougherty,

This letter sets forth the request of Maptelligent, Inc., (“MAPT” or the “Company”) for Qualification of its Regulation A Offering.

Kindly be advised that Maptelligent, Inc. (the "Company") requests that its Regulation A offering be qualified on Monday, May 24, 2021 at 9am or as soon as practical thereafter.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2.

the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is in order.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (415) 990-8141 or Andrew Coldicutt of the Law Office of Andrew Coldicutt at (619) 228-4970. Thank you for your attention to this matter.

Maptelligent, Inc.

/s/ Joe Cosio-Barron
Name:	Joe Cosio-Barron
Title:	Chief Executive Officer, Director